

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2008

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey, JE1 1BJ
Channel Islands

> **Re: Randgold Resources Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 24, 2008**
> **Supplemental Response filed October 15, 2008**
> **File No. 0-49888**

Dear Mr. Bristow:

      We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F filed June 24, 2008

Note 11. Available-For-Sale Financial Assets, page F-27

1.   We note your response to prior comment 1 in our letter dated September 23, 2008, as well as your Form 6-K submitted on November 7, 2008, and request that you provide us with the following additional information regarding the auction rate securities.

    (a) Please identify the securities in question, along with the terms of such securities. Please include the maturity dates, if any.

    (b) Please identify the specific nature of the underlying collateral.

    (c) You state in your response that you considered the underlying collateral for each ARS investment to assess whether there was sufficient underlying assets to secure the ARS investments. Tell us how you considered the underlying collateral and how you determined the fair value of such assets when you evaluated for possible impairment at December 31, 2007, and for each quarter of 2008.

(d) Tell us how the securities were rated by the rating agencies at September 30, 2008 and subsequently.

(e) Clarify for us whether the fraud and arbitration proceedings described in your November 7, 2008, Form 6-K relate to all of your auction rate securities or only those that were considered by you to be impaired during the third quarter of 2008.

(f) Provide your analysis of the expected recovery period of the securities.

(g) Describe your ability and intent to hold the securities until a forecasted recovery in fair value and/or to maturity, if any.

2. Please expand disclosure in Item 3 (Risk Factors) and Item 5 (Critical Accounting Policies and Liquidity and Capital Resources) of future filings to include the terms of the auction rate securities, including maturity dates, auction reset provisions and interest rate provisions, the nature of the collateral, the cause of impairment, and information with regard to your ability and intent to hold the securities until liquidity recovers.

3. Please ensure that you provide all the disclosure required by IFRS 7, paragraphs 31-42, with regard to the auction rate securities in future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

Chris White
Branch Chief